Imperial Chemical Industries PLC
23 May 2007

John McAdam
ICI Chief Executive
2007 Annual General Meeting of the Shareholders
23 May 2007

Good morning, ladies and gentlemen.

As the Chairman stated, 2006 was another year of progress for ICI, despite operating in a mixed economic environment.

Comparable Group sales were up 6% led by strong performances by our businesses in the growth sectors, offset by weaker volumes in some of the more mature markets.

And despite the impact of higher raw material and energy costs through the year, comparable trading profit grew 5%, with both Paints and National ahead — 2% and
13% respectively. I am delighted to say that both Paints and National achieved a record level of profitability.

Reported Continuing Group adjusted profit before tax was £407m, up 8% and adjusted earnings per share of 31.6p was up 17%, the result of improved trading profit, a lower effective tax rate and reduced financing costs.

The Chairman has discussed the two major divestments which we completed in the past nine months: Uniqema, which we sold to Croda International for £410 million, and Quest International, which we sold to Givaudan for £1.2 billion.

The benefits for ICI of these successful divestments will, I believe, be very significant for our future development. They make a tremendous difference to the strength of ICI’s balance sheet:

• net debt has improved by £1.3bn over the last 12 months to a net cash position of £246m; and
* ICI’s 2006 year end pension deficit has reduced to approximately £840m as a result of top up payments and disposal adjustments.

This represents an improvement of around £800m from the end of 2005.

The major portfolio changes leave the Group strategically stronger in our core coatings, adhesives and specialty polymer businesses.

Incidentally, if we look at the sales split going forward for our continuing operations, the Paints business will account for around 50% of ongoing turnover,
Adhesives, 22%, Starches, 10%, Specialty Polymers 5% and Electronic materials
4%. Our regional and industrial activities will be 9%.

We now have a more coherent portfolio made up of businesses which are amongst the leaders in their markets. And they have potential for development through further investment in efficiencies and through selected acquisitions, combined with better leverage of Group-wide scale and capabilities.

And thanks to the successful divestments of Uniqema and Quest providing the necessary strength and flexibility to the Balance Sheet, ICI is now able to realise that potential.

Before sharing my thoughts about our future development through an overview of our updated strategy, let me give a brief outline of the relative performance of our continuing businesses during 2006.

Compared to our internal expectations, the majority of our businesses performed well. In particular, the National Starch businesses delivered very consistent levels of growth. Strategically, they made good progress building their positions in our target growth markets, particularly Asia, as well as developing some strong technologies that should benefit growth in the future.

Our Paints business in the UK & Ireland, Latin America and Asia also performed strongly, generally gaining market share and strengthening distribution. Paints
Continental Europe saw significant improvements in the fourth quarter, and this continued into the first quarter of this year, helped by benign weather conditions.

Our biggest disappointment for 2006 was the performance of the North America
Paints business, which continues to suffer from some very adverse trading conditions in the USA, where a dramatically weaker new housing market and a lower level of house moves has had a severe impact on demand. Mainly, as a result of this, the business has underperformed against our expectations but it has also failed to achieve the performance levels of the best of our competitors.

Consequently a number of major initiatives to address this under-performance have already begun in our North American business, including an injection of new management. In addition, the restructuring programme announced last year will lead to significant improvements. While there are no material signs of strengthening market conditions at this time, the actions we are taking now should not only reduce the costs of doing business in the short term, but also contribute to an improved performance when demand picks up. Quarter one results already show the benefit of these recent changes, with efficiencies helping to hold the bottom line steady despite a 4% decline in sales volumes.

In contrast, and on a much more positive note, National’s Specialty Starch business delivered excellent growth throughout the world, including the USA, with profits for the year up 38%.

Looking to the future, our vision remains the same. We still aim to become the
“leader in formulation science”. As you have heard, we have made progress toward achieving this. And with the recent divestments and improved balance sheet, ICI is now better able to invest in strengthening our competitive positions and transforming our performance.

We have to recognise that the challenges we face going forward are different to those we faced over the last few years, partly because of the operational progress we have made, but particularly because of the portfolio changes. We are now a much more focussed business based predominantly on natural and synthetic polymers producing coatings, adhesives and specialty polymeric materials.

As the Chairman has reminded us, ICI has repeatedly demonstrated a great ability to adapt and to change over the decades.

In line with our history, in 2006 and 2007 we have initiated further change — we are adapting to meet the challenges of the present and the future.

Never-the-less, many of the key building blocks of the 2003 strategy are still relevant today: realistic growth expectations, the drive for operational effectiveness, a differential approach to investment and a performance-driven culture. But in the future, our focus on transformation will emphasise accelerating profitable growth and improving operational effectiveness in a sustainable way.

In order to transform the performance of ICI we now need to refocus our culture from one of predominantly eradicating under-performance to one of sustainable improvement.

In other words, we need to move from turnaround, where the main focus was on increasing profitability through straightforward cost reduction and cash generation, to transformation, where the emphasis is on broad-based continuous improvement with the focus on driving profitable growth; and improving business process effectiveness in a way that is sustainable well into the future.

Going forward, building on the foundations established in the 2003 turnaround strategy, as the Chairman outlined, ICI intends to create and capture additional value by pursuing these three principal strategic objectives: accelerating profitable growth; increasing operational effectiveness and developing a culture of sustainability.

Each is supported by a framework of key performance indicators — or KPIs — which measure performance against both internal and external objectives. We believe that using key performance indicators is the best way to track the future progress of the Group.

Accelerating profitable growth will, for example, require an increase in the rate of new product innovation, as well as growing our businesses rapidly in the developing world. We have therefore defined KPIs to measure our performance.

For innovation, we have set ourselves a KPI of achieving at least 25% of Group sales from products launched within the previous 3 years. This is illustrative of our concentration on profitable top-line growth and highlights the importance of our Technology and Marketing functions working together, and building on our extensive knowledge of customer and consumer needs.

A good example of market driven innovation is National’s ‘Easy-Pac’ adhesive system which has been very successful in a number of manufacturing industries.
‘Easy-Pac’ contains the lowest temperature packaging adhesive on the market -
which reduces energy consumption and lowers expensive production down-time. The other key to ‘Easy-Pac’s success is the ingenious combination of our novel adhesive with our proprietary, highly reliable application technology, supported by our expert technical staff. Once customers have installed National’s technology, the outperformance against competitor products is clearly demonstrated.

Another example from ICI Paints is ‘Light and Space’ by ‘Dulux Trade’, a product based on revolutionary technology which makes rooms appear significantly larger by reflecting up to twice as much light compared to conventional emulsion paints. By reflecting light more efficiently, Light & Space also reduces the need for artificial lighting. This is an example of step-change innovation that reinforces ‘Dulux’ as the colour leader, combining the art and science of colour to provide real benefits to our customers in an environmentally friendly manner.

We will continue to invest in the science and technology and market research that will support the development of novel products, such as these examples, in all our businesses. In addition, we expect to supplement these investments by acquisitions in our core coatings, adhesives and specialty polymer businesses.
These will focus not only on strengthening our market positions, but on acquiring additional new technology to drive innovation faster.

The second Key Performance Indicator I would highlight measures the growth of our businesses in developing markets including Asia, Eastern Europe, and Latin
America, where we have targeted growth at an average of three times the rate of global GDP.

As you know, we already hold strong market positions in a number of these regions, so we are well positioned to build on that, both organically and through value-added acquisitions.

And we continue to invest in these regions to support future growth. For example, within the past few years we have built four new plants in China to produce proprietary paint ingredients, adhesives, food starches and electronic materials for the domestic Chinese market and the Asia Pacific region. And we have just announced that we will build a state of the art plant in Shanghai to manufacture our Elotex dispersible polymer products to support the booming China construction industry, Furthermore, by the end of this year, we will be opening our China Technology Centre in Shanghai to serve as our third global research and development hub alongside those in the UK and the USA. Asia now accounts for
27% of all Group sales, up from 20% five years ago, and we believe our prospects for further growth in Asia are very good.

Increasing operational effectiveness is our second key strategic objective. We intend to improve our operational effectiveness throughout ICI. The programme includes three major areas of performance improvement.

The first, operations cost reduction, is quite similar to the kind of activity that we pursued in the 2003 restructuring programme.

The second area of performance improvement, is, however, substantially different. This is a careful rethink of our product/service portfolio based on a detailed understanding of the ‘cost-to-serve’ our different customers. This rethink has led to some top-line improvement initiatives, which will support our profitable growth agenda. But it has also involved some changes in products, product ranges and service offerings, which will create the scope for greater efficiencies in operations and sales.

A third area of improvement under the operational effectiveness banner is also structural. We are pursuing a cross-business approach to reorganising our support functions, including Applied Research, Human Resources, Finance, and IT.
The objective is to improve both efficiency and effectiveness through the use of shared service centres for transactional tasks and cross-business centres of excellence to bring in best practice and enable the scale of ICI to be deployed for the benefit of its individual business units.

Improved operational effectiveness is central to the 2006 Transformation Program announced last year that will take the Group through to 2011. We have committed to a target of £170m gross annualised savings from an investment of £340m over the next five years, supporting our ambition to achieve top quartile profit margins.

So, whilst we are investing for growth, we are also committed to maintaining our financial discipline. We have now reached the point where our return on capital employed levels substantially exceed our weighted average cost of capital.
Nevertheless, another key performance indicator to determine our progress in improving our operational effectiveness will be to continue to achieve 1% per annum improvement in return on capital, on average, between now and 2010.

The third strategic objective is developing a culture of sustainable improvement; being conscious of the needs of our stakeholders and the environment whilst also seeking to continue our economic growth. Our work on the environment and other aspects of sustainable development is not a policy which has been recently introduced because it is fashionable to do so.

ICI has been a strong leader in this field for some 20 years, and is committed to continuous improvement as we go forward and we have a number of specific KPIs to measure our progress which you will find published in the ICI Sustainability
Report.

So, across the three broad categories of activity — ‘accelerating profitable growth’, ‘improving operational effectiveness’ and ‘developing a culture of sustainable improvement’, we have a clear roadmap for achieving our transformation and continuing the performance improvements we initiated four years ago, as well as a comprehensive range of performance indicators to track our progress.

I hope you have been able to get a sense of how we are now evolving to a more integrated approach to managing an increasingly coherent ICI. We are shifting to a more balanced agenda designed to generate sustainable profitable growth. This will require different ways of working. Adapting our cultures and behaviours will be necessary if we are to deliver this transformational agenda. Internally, we are rolling out a company-wide programme, known as the “ICI Way”, which will embed the strategic objectives throughout ICI and build employee engagement and commitment to achieving them.

Whilst we remain determined to achieve the four-year financial targets we set in
2003, our objectives have evolved as our strategic priorities have changed, and our targets going forward are now well aligned to these new strategic priorities.

We have a strategy for the next five years which is broadly based but also specific in its objectives; a strategy which is challenging but achievable; a strategy with both aspirational expectations and a continued focus on delivery.
We believe this strategy is right for the Company now, and right for achieving a prosperous future for ICI.

Thank you.